Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:
Net income (a)	$901	$678	$567	$641	$779
Preferred security dividend requirement					5
Less undistributed income (loss) of equity method investments		4	2
Income taxes	217	187	81	210	183
Total fixed charges as below (excluding capitalized interest, preferred security distributions of subsidiaries on a pre-tax basis and interest expense related to discontinued operations)	307	276	272	262	209

Total earnings	$1,425	$1,137	$918	$1,113	$1,176

Fixed charges, as defined:
Interest on long-term debt	$353	$296	$259	$255	$149
Interest on short-term debt and other interest	24	16	26	23	25
Amortization of debt discount, expense and premium - net	(3)	(1)	7	(6)	31
Estimated interest component of operating rentals	14	15	15	17	31
Preferred securities distributions of subsidiaries on a pre-tax basis					8

Total fixed charges (b)	$388	$326	$307	$289	$244

Ratio of earnings to fixed charges	3.7	3.5	3.0	3.9	4.8

(a)	Net income excludes minority interest, discontinued operations and the cumulative effects of changes in accounting principles.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.